UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Realtyna Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation:

Delaware

Date of Incorporation :

April 8, 2011

Physical Address of Issuer:

200 Continental Drive, 401, Newark, DE 19713, United States

Website of Issuer:

https://realtyna.com

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	($3,562.62)	$207,363
Cash & Cash Equivalents	($3,562.62)	$7,363
Accounts Receivable	$0	$0
Short-term Debt	$2,990.55	$165,070
Long-term Debt	$187,018.30	$0
Revenues/Sales	$871,453.97	$689,411
Cost of Goods Sold*	$426,830.19	$611,011
Taxes Paid	$0	$0
Net Income	$0	$7,200

*Represents Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.


April 30, 2021

REALTYNA INC.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Realtyna Inc., a Delaware corporation (the "Company," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://realtyna.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Realtyna Inc., a real estate technology company focused on real estate web applications and solutions, was incorporated in Delaware. The Company was initially formed as a limited liability company in Delaware on April 8, 2011, and subsequently converted to a corporation on May 28, 2020.

The Company is located at 200 Continental Drive, 401, Newark, DE 19713, United States.

The Company's website is https://realtyna.com.

The Company conducts business in all 50 states of the United States of America, Canada (total constituting 85% of the business) and around the world, and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/realtyna and is attached as Exhibit B to this Form C.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had an effect on our business operations.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's operations have been adversely affected. The Company had to transition its entire team in order to work-from-home efficiently and the transition involved unwarranted expenses and other issues. The Company develops real estate web applications and solutions for agents, brokers and agencies in real estate industry. The real estate industry has been negatively affected by COVID-19 in the past few months due to social distancing protocols in place and fewer buyers and sellers entering the market. Since the Company is intricately related to the real estate industry, if COVID-19 cases do not drop in the next year, or the rules imposed by state governments get more stringent, thereby adversely affecting the real estate industry further, it could adversely affect the Company's operations and revenue.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We depend on the real estate industry, and changes to that industry, or declines in the real estate market or increases in mortgage interest rates, could reduce the demand for our products and services.

Our financial results significantly depend on real estate shoppers using our services. Real estate shopping patterns depend on the overall health of the real estate market. Changes to the regulation of the real estate industry, including mortgage lending, may negatively impact the prevalence of home ownership and the ability of market participants to close transactions. Changes to the real estate industry, declines in the real estate market or increases in mortgage interest rates could reduce demand for our services. Real estate markets also may be negatively impacted by a significant natural disaster, such as earthquake, fire, flood or other disruption. In addition, real estate, rental, and mortgage professionals are subject to comprehensive federal, state, and local laws and regulations which may cause them to significantly alter, decrease, or terminate their purchase of our products and services. Seasonality, micro- and macroeconomic factors, government regulation, and other similar factors may decrease consumer usage as well as sales to our advertisers and other customers, which could harm our results of operations and financial condition.

We may not be able to maintain or establish relationships with data providers, which could limit the information we are able to provide to our users and impair our ability to attract or retain users.

We obtain real estate data, such as sale transactions, property descriptions, tax-assessed value and property taxes paid, under licenses from third-party data providers. We use this data to enable the development, maintenance and improvement of our information services and our living database of homes. We have invested significant time and resources to develop proprietary algorithms, valuation models, software and practices to use and improve on this specific data. We may be unable to renew our licenses with these data providers, or we may be able to do so only on terms that are less favorable to us, which could harm our ability to continue to develop, maintain and improve these information services and could harm our business, results of operations and financial condition.

We face competition to attract consumers to our mobile applications and websites, which could impair our ability to continue to grow the number of users who use our mobile applications and websites, which would harm our business, results of operations and financial condition.

Our success depends on our ability to continue to attract additional consumers to our mobile applications and websites. Our existing and potential competitors include companies that operate, or could develop, national and local real estate, rental, mortgage and home improvement websites. These companies could devote greater technical and other resources than we have available, have a more accelerated time frame for deployment and leverage their existing user bases and proprietary technologies to provide products and services that consumers might view as superior to our offerings. Any of our future or existing competitors may introduce different solutions that attract consumers or provide solutions similar to our own but with better branding or marketing resources. If we are not able to continue to grow the number of consumers who use our mobile applications and websites, our business, results of operations and financial condition would be harmed.

Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or users of our mobile applications and websites, which could adversely affect our reputation and business results.

Third-party actors may attempt in the future, to conduct fraudulent activity by engaging with users of our mobile applications and websites by, for example, attempting to solicit personal information or money from users, and by engaging with our employees by, for example, making fake requests for transfer of funds. Though we might have taken other measures to identify fraudulent activity on our mobile applications, websites and internal systems, we may not be able to detect and prevent all such activity. Similarly, the third parties we use to effectuate these transactions may fail to maintain adequate controls or systems to detect and prevent fraudulent activity. Persistent or pervasive fraudulent activity may cause users and advertisers to lose trust in us and decrease or terminate their usage of our products and services, or could result in financial loss, thereby harming our business and results of operations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any convertible security, including the Securities, into shares of our capital stock.

Currently, our authorized capital stock consists of 100,000 shares of common stock, all of which are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock, or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any convertible security, *including the Securities*, into shares of our capital stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Ali Attar, our Chief Executive Officer, and Ghazal Abadi Naeini, our Chief Technology Officer. The Company has or intends to enter into employment agreements with Ali Attar and Ghazal Abadi Naeini, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time The loss of Ali Attar, Ghazal Abadi Naeini or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with

7

the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, that include, but are not limited to, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Realtyna is a real estate technology company that was established in 2011. We develop real estate web applications and solutions for real estate agents, brokers and agencies. Our mission statement: "To be recognized and trusted in the Real Estate industry as a top-notch technology provider, by developing the most advanced and cost-effective Real Estate applications and services."

Business Plan

The Company plans to invest in boosting the current growth, both in terms of product and marketing. The Company is working on releasing a new product (RealtyFeed) which can optimize the Company's market segmentation.

The Company's Products and/or Services

Product / Service	Description	Current Market
Realtyna WPL	WordPress application for real estate market	U.S., E.U.
RealtyFeed Network	Social network for real estate market	U.S., E.U.
Organic Multiple Listing Service ("**MLS**") Integration	MLS integration for real estate agents in North America	U.S., Canada
CRM Add-On light	Adds property inquiry form and track your lead activities, visited properties, and many more in addition to lead generation & lead management system. Lite version supports up to 5 agents.	U.S., E.U.
SMS Add-On	Using this add-on, automatic notifications like saved searches, new properties, new property inquiries, new visit requests etc. will be sent to the agents and leads to mobile phones.	U.S.
Membership Add-On	Empower a WordPress real estate website with an advanced membership system for WPL, with force registration feature, front-end property submission and many more.	U.S., E.U.
School info Add-On	Displays nearby schools on user's real estate website, adds value to content, improves website's visitor experience,	U.S., Canada

	each property page gets its own data.	
Android App	A professional real estate app, custom branded and totally integrated to WPL-based website.	U.S., E.U.
iOS App	A professional real estate app, custom branded and totally integrated to WPL-based website.	U.S., E.U.
API Plugin	Realtyna's API plugin allows users to interface with the WPL platform for your own development.	U.S., E.U.
TV App	Sends listings to smart TVs.	E.U.
Property Analytics Add-On	Showing the analytic charts of the property.	U.S.
Demographic Add-On	Draws and defines regions on the map for different demographic status. Census.org information is pre-filled in the add-on for U.S. users showing median income, average home value and population of each zip code.	U.S., Canada
Neighborhood Add-On	Defines hierarchical neighborhoods and community pages using this add-on, provide more information about the area and assign certain listings to respective neighborhood.	U.S., Canada
Complex Add-On	Adds building complexes and projects to the website, shows floor plans and assign properties to them. Each complex will have its own details page along with the list of properties located in that complex.	U.S., Canada
Webmastering Service	Realtyna® with its highly trained and experienced webmasters is here to help you with your website technical tweaks.	U.S., E.U.

Tags Add-On	This add-on enables the user to add new set of tags, choose the style, and set them on. The user can create landing pages showing all properties with a specific tag.	U.S., E.U.
Mortgage Add-On	By adding a mortgage calculator to the user's website and letting leads find out how much they should pay monthly considering tax, insurance, loan, etc., helps leads make their decision easier.	U.S.
MLS Agent ID Mapping	Automatically maps MLS listings to the right agent.	U.S.
Agent Shared Business	Displays more than one agent on the listings details page and PDF Flyer.	U.S.
Optimizer Add-On	Speed up WordPress Real Estate website via an advanced optimizer add-on for WPL.	U.S., E.U.
Review Add-On	Allow users to rate and write reviews for properties, complexes and neighborhoods. It helps users manage ratings and help leads find their desired property easier.	U.S., E.U.
Booking and Calendar Add-On	This add-on includes availability calendar add-on and booking system, which enables the customers to book the vacation rental properties directly through the website.	U.S., E.U.
WPL Data Importer	With this add-on you can import numerous listings at once, in CSV and/or XML Data Feeds to WPL. This importer supports multiple data sources at the same time.	U.S., E.U.

Exporter Add-On	Exports properties and agents in CSV, XML and JSON formats. Supports Zillow & Trulia data.	U.S., E.U.
Calendar Add-On	Availability info on the calendar for vacation rental listings.	U.S., E.U.
Booking Add-On	This add-on enables the customers to book vacation rental properties directly through the website.	U.S., E.U.
Market Reports	Identifies market & user trends with analytics and reporting	U.S., E.U.
Brokerage Add-On	Manages and oversees brokerage.	U.S., E.U.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. The following is a list of some of our competitors (names included are trade names): IDX Broker, BoomtownROI, Placester, and Remine. All of the above listed have unique products and offer different services for building websites.

Placester and IDX broker are not that active on social media and blogs, but recently have come up with a new toolkit - Placester with a codeless and on-demand, and IDX broker with a new market report feature.

Customer Base

We sell our products to the professionals in the industry brokers and agents. Now with Realtyfeed, a virtual collaborative platform for the real estate industry, we interconnect all players; realtors, brokerages, MLS providers, landlords/For Sale By Owners and tenants as well as buyers.

Supply Chain

The Company relies on MLS providers for property listings, however, our software supports stand-alone listings as well. Our client base consists of licensed real estate agents and brokers throughout the U.S. to deliver these services.

Intellectual Property

Trademarks

Application or Registration #	Mark	Description	Goods/services	File Date	Grant Date	Country
88654464	BETTER CONNECTED	Social networking services in the field of real estate provided via a website; On-line social networking services; Online social networking services; Online social networking services in the field of real estate; Online social networking services in the field of real estate provided via a website; Online social networking services provided through a community website; Providing on-line computer databases and on-line searchable databases in the field of social networking.	IC 045	October 15, 2019	March. 24, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ali Attar	Chief Executive Officer, Director	Realtyna Inc. (April 2011 – Present): Shaping new products and managing business teams.	National University of Singapore under Universitas 21, Computer Engineering (2006; not completed)
Ghazal Abadi Naeini	Chief Technology Officer, Director	Realtyna Inc. (April 2011 – Present): Technical Leadership	Isfahan University of Technology, Electrical Engineering (2001)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 100,000 shares of common stock, par value $0.01 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 100,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	100,000
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more shares which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.7%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following securities outstanding:

Type	Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding*	57,935
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $70,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company under a $20,000,000 valuation cap or 20% discount.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.3%

*The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Revenue Share Agreement with Clear Finance Technology Corporation
Date of Agreement	October 2, 2019
Purchase Price	$90,576.99
Amount to be Repaid	$98,389.49*
Amount Outstanding	$6,640.67**
Revenue Sharing Percentage	17.50%***
Maturity Date	N/A****

* According to the agreement, if the Company generates less revenue than expected, the Company could pay the lender less than this amount. However, the agreement does not specify how any lower amount to be repaid would be calculated.

** The amount outstanding is as of December 29, 2020.

*** The Revenue Sharing Percentage began upon the date of the agreement. There was no applicable revenue threshold or other tipping point, i.e. the point when the Company would begin payment.

**** The agreement is outstanding until paid back in full.

Type	Uncollateralized Loan from shareholders
Amount Outstanding	$165,070
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Ali Attar	50,001 shares of common stock.	50.001%
Ghazal Abadi Naeini	49,999 shares of common stock.	49.999%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Realtyna Inc. (the "**Company**") was incorporated on April 8, 2011 under the laws of the State of Delaware, and is headquartered in Newark, Delaware.

Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $57,935.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering (and the loans specified in this Form C).

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE Note	$57,935	57,935*	Working Capital	April 30, 2021	Regulation CF

*The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Type	Uncollateralized Loan from shareholders
Amount Outstanding	$165,070
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	None

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Ali Attar
(Signature)

Ali Attar
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ali Attar
(Signature)

Ali Attar
(Name)

Director
(Title)

April 30, 2021
(Date)

/s/ Ghazal Abadi Naeini
(Signature)

Ghazal Abadi Naeini
(Name)

Director

_____
(Title)

April 30, 2021_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Financials

EXHIBIT A

Financial Statements

Realtyna INC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (1427)	-24,718.73
Checking 4608	3,834.02
Checking Brex	15,373.77
Petty Cash	-4,468.34
Sepad	829.00
Stripe	2,625.25
Transferwise	2,962.41
Total Bank Accounts	**$ -3,562.62**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$ -3,562.62**
Fixed Assets	
Accumulated Depreciation	-50,000.00
Software	250,000.00
Total Fixed Assets	**$200,000.00**
TOTAL ASSETS	**$196,437.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card Brex	-8.38
Total Credit Cards	**$ -8.38**
Other Current Liabilities	
Short term Loans	2,998.93
Total Other Current Liabilities	**$2,998.93**
Total Current Liabilities	**$2,990.55**
Long-Term Liabilities	
Loan Clearbanc	7,041.00
Shareholder Notes Payable	163,320.58
Stripe Loan	16,656.72
Total Long-Term Liabilities	**$187,018.30**
Total Liabilities	**$190,008.85**
Equity	
Dividends	-168,657.95
Opening Balance Equity	-34,493.85
Net Income	209,580.33
Total Equity	**$6,428.53**
TOTAL LIABILITIES AND EQUITY	**$196,437.38**

Realtyna INC

Profit and Loss
January - December 2020

	TOTAL
Income	
Discounts given	-2,099.75
Sales	3,397.40
Sales of Product Income	870,156.32
Total Income	**$871,453.97**
Cost of Goods Sold	
Contractors W8-BEN	109,026.28
Cost of Goods Sold	454.00
TELEPHONE SYSTEMS	1,135.28
Vendor France	25,136.22
VENDOR GEROGIA	272,778.97
Communications	64.27
F&B	1,153.80
H&I	971.50
Inventory	321.69
T&T	252.34
Total VENDOR GEROGIA	**275,542.57**
WEB SERVICES (SERVERS) COGS	15,535.84
Total Cost of Goods Sold	**$426,830.19**
GROSS PROFIT	**$444,623.78**
Expenses	
1099-NEC	11,494.50
Advertising & Marketing	22,844.48
Ask My Accountant	17,942.27
Bank Charges & Fees	48,388.65
Business Licenses	350.00
Dues & Subscriptions	5,270.44
Upwork	577.43
Zoom	1,351.75
Total Dues & Subscriptions	**7,199.62**
EDUCATIONAL EXP	352.77
Insurance	190.91
Legal & Professional Services	5,663.00
MLS FEES	30,263.08
Rent & Lease	5,148.50
Subcontractors	326.19
Travel	16.00
Uncategorized Expense	4,315.38
Total Expenses	**$154,495.35**
NET OPERATING INCOME	**$290,128.43**

Realtyna INC

Profit and Loss
January - December 2020

	TOTAL
Other Income	
Interest Earned	0.01
Other Miscellaneous Income	440.00
Total Other Income	**$440.01**
Other Expenses	
Unrealized Gain or Loss	0.00
Penalties & Settlements	953.75
Total Other Expenses	**$953.75**
NET OTHER INCOME	**$ -513.74**
NET INCOME	**$289,614.69**